VanEck ETF Trust
666 Third Avenue, 9th Floor
New York, New York 10017

666 Third Avenue, 9th Floor New York, NY 10017

MATTHEW BABINSKY mbabinsky@vaneck.com
(212) 293-2048
March 30, 2023

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re:    VanEck ETF Trust (the “Trust”)
    (File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your telephonic comments regarding the redlined registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Robotics ETF (the “Fund”), a series of the Trust, that we submitted to you on March 13, 2023 in response to the comments you gave us on February 15, 2023, following an earlier round of responses we submitted to you on February 13, 2023 in response to comments you gave us on January 9, 2023 with respect to our filing with the Securities and Exchange Commission (the “SEC”) on November 22, 2022. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS
Comment 1.
With respect to machine vision technology, the Staff believes that the inclusion of the additional requirement of at least 25% revenue from the industrial or manufacturing segments in the definition of Robotics Companies will be confusing to shareholders.

Response 1.	The disclosure of the Fund's 80% policy has been revised to delete the additional requirement of 25% of revenue from the industrial or manufacturing segments applicable to machine vision companies.

Comment 2.	With respect to companies that offer embedded machine learning chips, the Staff suggests that you move this language out of the definition of Robotics Companies.

Response 2.	The disclosure has been revised accordingly.

Comment 3.
Under the “Bluestar Robotics Index” section on page 23, in the last sentence, please explain the basis for the Index provider to have discretion to change the rebalancing schedule or reconstitution of the Index. The Index provider should follow the rules-based methodology and have minimal discretion. Please more clearly specify the circumstances when the Index provider can use this discretion.

Response 3.
We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. We believe, based on the disclosure changes discussed in this correspondence, as well as certain other disclosure changes made to the Registration Statement as further discussed herein, that the Fund’s current disclosure provides sufficient information to reflect that the Index methodology is rules-based. We supplementally note that circumstances like market turmoil or market closures are examples of circumstances when the Index provider may need to use discretion to delay the rebalancing or reconstitution of the Index.

DECLARATION OF TRUST

Comment 4.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws. Shareholders should be given notice of the right to bring derivative actions.

Response 4.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 5.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” the Staff makes a global request that you disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 5.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

* * * * *

If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at
(212) 293-2048.

Very truly yours,

/s/ Matthew Babinsky
Matthew Babinsky
Assistant Vice President
Van Eck Associates Corporation